Filed by: First Community Bancorp
pursuant to Rule 425 under
the Securities Act of 1933
Subject Company: Marathon Bancorp
(Commission File No. 000-12510)

This Rule 425 filing amends and replaces the Rule 425 filing filed May 15, 2002.

THE FOLLOWING IS A SPREADSHEET PROVIDED BY FIRST COMMUNITY BANCORP TO SNL PUBLICATIONS DEMONSTRATING THE COMPUTATION OF THE MERGER CONSIDERATION A MARATHON BANCORP SHAREHOLDER WOULD RECEIVE AT VARIOUS AVERAGE PRICES OF FIRST COMMUNITY BANCORP COMMON STOCK.

FCBP Price	Exchange Ratio	Stock Consid	Cash Consid	FD Consid per MARB Shr
$18.00	0.1600	$2.88	$1.68	$4.56
$18.50	0.1600	$2.96	$1.68	$4.64
$19.00	0.1600	$3.04	$1.68	$4.72
$19.50	0.1600	$3.12	$1.68	$4.80
$20.00	0.1560	$3.12	$1.68	$4.80
$20.50	0.1522	$3.12	$1.68	$4.80
$21.00	0.1486	$3.12	$1.68	$4.80
$21.50	0.1451	$3.12	$1.68	$4.80
$22.00	0.1418	$3.12	$1.68	$4.80
$22.50	0.1387	$3.12	$1.68	$4.80
$23.00	0.1357	$3.12	$1.68	$4.80
$23.30	0.1339	$3.12	$1.68	$4.80
$23.50	0.1339	$3.15	$1.68	$4.83
$24.00	0.1339	$3.21	$1.68	$4.89
$24.50	0.1339	$3.28	$1.68	$4.96
$25.00	0.1339	$3.35	$1.68	$5.03
$25.50	0.1339	$3.41	$1.68	$5.09
$26.00	0.1339	$3.48	$1.68	$5.16
$26.50	0.1339	$3.55	$1.68	$5.23
$27.00	0.1339	$3.62	$1.68	$5.30
$27.50	0.1339	$3.68	$1.68	$5.36
$28.00	0.1339	$3.75	$1.68	$5.43
$28.50	0.1339	$3.82	$1.68	$5.50
$29.00	0.1339	$3.88	$1.68	$5.56
$29.50	0.1339	$3.95	$1.68	$5.63
$30.00	0.1339	$4.02	$1.68	$5.70

Key
FCBP Price:	average price of First Community Bancorp common stock over fifteen-day averaging period.
Stock Consid:	amount of consideration per share allocated to common stock.
Cash Consid:	amount of consideration per share allocated to cash.
FD Consid per MARB Shr:	fully diluted consideration per share of Marathon Bancorp common stock.

Registration Statement

        Investors and security holders are urged to read the proxy statement-prospectus regarding the business combination transaction this spreadsheet relates to, when it becomes available, because it will contain important information. The proxy statement-prospectus will be filed with the Securities and Exchange Commission by First Community Bancorp. Investors and security holders may obtain free copies of the registration statement and proxy statement-prospectus (when they are available) and other documents filed by First Community Bancorp with the Commission at the Commission's website at www.sec.gov. The registration statement and proxy statement-prospectus may also be obtained for free from First Community Bancorp by directing a request to: Pacific Western Bank, 275 N. Brea Boulevard, Brea, CA 92821. Attention: Lynn Hopkins. Telephone: 714-674-5330.

        Information concerning the identity of the participants in the solicitation of proxies by Marathon Bancorp's executive officers and directors and their direct or indirect interests, by security holdings or otherwise, may be obtained from the Secretary of Marathon Bancorp at: Marathon Bancorp, 11150 West Olympic Boulevard, Los Angeles, CA 90064. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of First Community Bancorp's executive officers and directors and Marathon's executive officers and directors in the business combination transaction by reading the joint proxy statement-prospectus filed with the SEC when it becomes available.